                        March 31, 2010

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Ibolya Ignat
Staff Accountant
Mail Stop 4720

Re:  March 25, 2010 Letter
        File No. 000-50639

Dear Ms. Ignat:

Reference is made to your letter dated March 25, 2010.  Please be advised that on March 31, 2010, RegenoCELL Therapeutics, Inc. filed Amendment Number One to its Form 8-K filed on March 25, 2010.  The following has been addressed in the amended filing:

Item 4.01 8-K

1.	The date of receipt of the letter from our former accountant advising that they had resigned as our independent auditor effective January 1, 2010 is set forth.

2.	Exhibit 16 is included in the amended filing.

3.
While the resignation of our former auditor was effective January 1, 2010, we did not receive notification until March 20, 2010.  Any delinquency as to whether an Item 4.01 8-K was filed within 4 business days of the date of resignation of our former auditor will have no impact for filing on Form S-3 since we are not otherwise eligible for filing on From S-3.

 Please be advised that RegenoCELL Therapeutics, Inc. acknowledges that:

*   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
March 31, 2010
Page Two

Please be assured of our continued cooperation.

Respectfully submitted, RegenoCELL Therapeutics, Inc.

By:	/s/ James F. Mongiardo
Chief Executive and Chief Financial Officer